October 29, 2024

Sharon Yeshaya
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

       Re: Morgan Stanley
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended March 31, 2024 Form 10-Q for Quarterly Period Ended June 30, 2024
           Response dated October 2, 2024
           File No. 001-11758
Dear Sharon Yeshaya:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance